Exhibit 12(b)

General Electric Capital Corporation

and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2007	2006	2005	2004	2003

Earnings(a)	$12,900	$11,564	$9,625	$9,321	$7,315
Plus
Interest included in expense(b)	22,612	17,705	13,911	10,910	9,761
One-third of rental expense(c)	340	308	303	282	249
Adjusted “earnings”	$35,852	$29,577	$23,839	$20,513	$17,325

Fixed Charges:
Interest included in expense(b)	$22,612	$17,705	$13,911	$10,910	$9,761
Interest capitalized	80	77	72	37	23
One-third of rental expense(c)	340	308	303	282	249
Total fixed charges	$23,032	$18,090	$14,286	$11,229	$10,033

Ratio of earnings to fixed charges	1.56	1.63	1.67	1.83	1.73

Preferred stock dividend requirements	$–	$3	$56	$45	$41

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.06	1.12	1.11	1.20	1.20

Preferred stock dividend factor on
pre tax basis	–	3	62	54	49
Fixed charges	23,032	18,090	14,286	11,229	10,033

Total fixed charges and preferred
stock dividend requirements	$23,032	$18,093	$14,348	$11,283	$10,082

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.56	1.63	1.66	1.82	1.72

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.